Annual General Meeting of Shareholders

of

KIRKLAND LAKE GOLD LTD.

(the "Company")

May 7, 2021

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of

National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")

In accordance with section 11.3 of NI 51-102 and following the annual meeting of shareholders of the Company held on May 6, 2021 (the "Meeting"), we hereby advise of the following voting results as tabulated.

Total common shares issued and outstanding at record date (April 5, 2021) 267,055,602

Total shares represented at the Meeting in person and by proxy 187,602,914

Percentage of total shares represented at the Meeting 70.25%

Election of Directors

Based on proxies received and votes conducted by ballot during the Meeting, the following individuals were elected as directors of the Company until the next annual shareholders' meeting, with the following results:

Name of Nominee	Votes cast FOR	% votes cast FOR	Votes WITHHELD	% of Votes WITHHELD
Jonathan Gill	157,320,919	92.26%	13,199,115	7.74%
Peter Grosskopf	143,687,337	84.26%	26,832,697	15.74%
Ingrid Hibbard	126,865,542	74.40%	43,654,493	25.60%
Arnold Klassen	116,672,376	68.42%	53,847,658	31.58%
Elizabeth Lewis-Gray	158,321,538	92.85%	12,198,497	7.15%
Anthony Makuch	170,353,503	99.90%	166,532	0.10%
Barry Olson	158,337,723	92.86%	12,182,311	7.14%
Jeff Parr	124,673,492	73.11%	45,846,543	26.89%

Re-Appointment of Auditors

Based on proxies received and votes cast by show of hands during the Meeting, KPMG LLP, Chartered Accountants, were appointed as independent auditors of the Company for the ensuing year and the directors are authorized to fix their remuneration, with the following results:

	Votes cast FOR	% of votes cast FOR	Votes cast WITHHELD	% of votes cast WITHHELD
Appointment of Auditors	186,390,055	99.35%	1,212,856	0.65%

Say on Pay

Based on proxies received and votes cast by show of hands during the Meeting, shareholders approved the non-binding advisory resolution on approach to executive compensation, with the following results:

	Votes cast FOR	% of votes cast FOR	Votes cast AGAINST	% of votes cast AGAINST
Advisory Resolution on Executive Compensation	127,748,526	74.92%	42,771,506	25.08%